FEMSA Announces Successful Issuance

in US Dollar Bond Market

Monterrey, Mexico, May 10, 2013 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced the placement of two tranches of US Dollar-denominated bonds in the international capital markets.

FEMSA successfully issued US$300 million in 10 year bonds at a yield of 10-year Treasuries plus 1.125%, and US$700 million in 30 year bonds at a yield of 30-year Treasuries plus 1.45%. The transaction was oversubscribed more than 8 times. The coupon for the 10-year bond represents the lowest ever achieved by a Latin American corporate issuer in the US Dollar bond market.

This issuance received credit ratings of BBB+ from Standard & Poor’s and A from Fitch Ratings.

The proceeds from this issuance will be used for general corporate purposes, improving FEMSA’s cost of debt and significantly extending its maturity profile. FEMSA has now increased its financial flexibility under extremely favorable conditions in order to continue to advance its long-term growth strategy.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of small-format stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.